SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
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Report of Foreign Private Issuer

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Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

Commission File No. 000-51604

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ACTIONS SEMICONDUCTOR CO., LTD.

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No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.

Actions Semiconductor Co., Ltd. (the “Registrant”) is furnishing under cover of Form 6-K:

Press announcement dated May 12, 2015, relating to the Registrant’s financial results for the three months ended March 31, 2015, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Press announcement dated May 12, 2015 announcing 2015 Annual General Meeting Results, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Materials relating to the 2015 Annual General Meeting are set forth below, each of which is attached here as Exhibits 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, and is incorporated herein by reference:

(a)	Letter to Shareholders;
(b)	Notice of 2015 Annual General Meeting;
(c)	Proxy for 2015 Annual General Meeting;
(d)	Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd.; and
(e)	Agenda for 2015 Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR
CO., LTD.

By:	/S/ Nigel Liu
Name: Nigel Liu
Title: Chief Financial Officer

Dated: May 12, 2015

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press announcement dated May 12, 2015, relating to the Registrant’s financial results for the three months ended March 31, 2015.
Exhibit 99.2	Press announcement dated May 12, 2015 announcing 2015 Annual General Meeting Results.
Exhibit 99.3	Letter to Shareholders
Exhibit 99.4	Notice of 2015 Annual General Meeting
Exhibit 99.5	Proxy for 2015 Annual General Meeting
Exhibit 99.6	Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd.
Exhibit 99.7	Agenda for 2015 Annual General Meeting